Filed Pursuant to Rule 424(b)(3)

Registration No. 333-126609

PROSPECTUS

AMERICAN ACCESS TECHNOLOGIES, INC.

182,722 Shares of Common Stock

This prospectus relates to the public offering or distribution, which is not being underwritten, of up to 182,722 shares of common stock, par value $0.001 per share, of American Access Technologies, Inc. by the selling stockholders described herein. The price at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale or distribution of the common stock by the selling stockholders.

Our common stock is quoted on the Nasdaq SmallCap Market under the trading symbol “AATK.” On August 26, 2005, the last price for our common stock, as reported by the Nasdaq SmallCap Market, was $1.88.

The shares of common stock offered or sold under this prospectus involve a high degree of risk. You should carefully consider the risk factors beginning on page 3 of this prospectus before purchasing any of the shares of common stock offered under this prospectus.

The shares of common stock may be sold through broker-dealers or in privately negotiated transactions in which commissions and other fees may be charged. These fees, if any, will be paid by the selling stockholders. American Access Technologies, Inc. has no agreement with a broker-dealer with respect to these shares and is unable to estimate the commissions that may be paid in any given transaction.

Neither the Securities and Exchange Commission, any state securities commission, nor any other regulatory authority has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 29, 2005.

SUMMARY

This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus, including the risks discussed under the caption “Risk Factors” and the information incorporated by reference from our periodic reports, for important information regarding our company and our common stock before making the decision to invest.

AMERICAN ACCESS TECHNOLOGIES, INC.

American Access Technologies, Inc. develops and manufactures patented zone cabling and wireless enclosures that mount in ceilings, walls, raised floors, and in custom furniture, to facilitate the routing of telecommunications network cabling, fiber optics and wireless solutions to the workspace environment. We believe that zone cabling is a superior approach for growing and open office configurations or wherever frequent moves, additions and changes of telecommunications services are a factor. “Zone cabling” of the workspace reduces both labor and material costs for initial network installation and facilitates moves, adds, changes and upgrades for the network installations of today and tomorrow.

Our Omega Metals division is a precision sheet metal fabrication and assembly operation which manufactures our zone cabling and wireless products. Omega serves a diverse client base of over 300, including engineering, technology and electronics companies, mostly in the Southeast. Manufacturing services include precision stamping, bending, assembling, painting, powder coating and silk screening. Our Company operates from a 67,500 sq. ft. manufacturing facility situated on 8 1/2 acres of land that we own.

Our principal executive offices are located at 6670 Spring Lake Road, Keystone Heights, FL 32656 and our telephone number is (352) 473-6673.

RISK FACTORS

RISK FACTORS

Our business is subject to a number of risks, some of which are discussed below. Other risks are presented elsewhere in this document and in the information incorporated by reference into this document. Before deciding to invest in our company or to maintain or increase your investment, you should carefully consider the risks described below, in addition to the other information contained in our Annual Report on Form 10-KSB, our Quarterly Reports on Form 10-QSB; and in our other filings with the Commission, including any subsequent reports filed on Forms 10-KSB/A, 10-QSB and 8-K. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business and results of operations. If any of these risks actually occur, our business, financial condition or results of operations could be seriously harmed. In that event, the market price for our common stock could decline and you may lose all or part of your investment.

GENERAL BUSINESS OPERATIONS AND FINANCIAL RISKS

Risks Related to our business:

We have had a history of operating losses.

We incurred net losses of approximately $986,000 in 2004, $842,000 in 2003, $967,000 in 2002, $1,441,000 in 2001 and $2,034,000 in 2000. For the six months ended June 30, 2005, we incurred a net loss of approximately $70,000 compared to a net loss of approximately $494,000 in the same period in 2004. Our expenses are currently greater than our revenues. Our ability to operate profitably depends on increasing our sales and achieving sufficient gross profit margins. We cannot assure you that we will achieve or maintain profitable operations in the future.

We have experienced fluctuations in our revenues and this may continue in the future.

In 2001, we experienced significant declines in sales in both our zone cabling products and metal fabrication and assembly business. We believe this decline was the result of a significant decline in capital spending in the telecommunications industry, a reduction in technology-related capital spending and a general overall economic recession that has negatively affected the markets we serve. While we have seen an increase in our revenues since 2001 from an economic recovery, there can be no assurance as to the duration and strength of such recovery and whether it will continue to positively affect our revenues.

We have a limited operating history with our zone cabling and wireless products, which makes your evaluation of our business difficult.

We introduced our zone cabling products into the commercial marketplace in January 1997 and since that date have introduced additional products including our first wireless enclosure in August 2001. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in relatively new and rapidly evolving markets. These risks include:

•	uncertain commercial acceptance of our products;

•	technological obsolescence; and

•	competition.

We cannot assure you that we will succeed in addressing these risks. If we fail to do so, our revenue and operating results could be materially harmed.

Telecommunications networking products are subject to rapid technological change and to compete, we must offer products that achieve market acceptance.

The telecommunications networking industry is characterized by rapid technological change, short product life cycles and evolving industry standards. To remain competitive, we must continue to improve our existing products and offer products for new technologies which may emerge.

Our zone cabling enclosures are designed to facilitate zone cabling of workspace environments. We believe that zone cabling is a superior approach for growing and open office configurations or wherever frequent moves, additions and changes of telecommunications services are a factor. We can offer no assurance, however, that zone cabling will be widely adopted by the telecommunications industry. Furthermore, the recent growth of wireless networking may adversely affect the demand for our zone cabling products.

Sales of our zone cabling products depend upon the decision of prospective end users to undertake a network cabling or wireless networking projects which incorporate our products. Such projects are affected by a variety of factors, including the following:

•	acceptance of the benefits of zone cabling over traditional home run cabling;

•	general economic conditions; and

•	potential technological changes such as the growth of wireless networking in the office.

For these and other reasons, the sales cycle associated with the purchase of our zone cabling and wireless products can be quite lengthy and is subject to a number of significant risks, including customers’ budgeting constraints and internal acceptance reviews that are beyond our control. Because of the lengthy sales cycle, our sales of such products are variable and can fluctuate substantially.

We depend significantly on one distributor of our zone cabling and wireless products.

Until May 2003, our zone cabling and wireless product revenues were derived from our sales to a limited number of direct customers, most of which were OEM customers and stocking distributors. In May 2003, we established Chatsworth Products, Inc. (CPI) as our distributor for all of our zone cabling and wireless products to customers other than OEM customers. Accordingly, we are dependent on the performance of CPI to maintain relationships with our existing customers, other than OEM customers, and establish new customers for our products. Our distribution agreement with CPI lasts until May 2008. If CPI is not successful in maintaining good relationships with our existing customers, other than OEM customers, and developing new customers for our products or experiences significant reduction, delay or cancellation of orders from any of these customers, our operating results could be materially and adversely affected.

Our failure to adequately protect our proprietary rights could adversely affect our ability to compete effectively.

We rely on a combination of patents, trademarks, non-disclosure agreements, invention assignment agreements and other security measures in order to establish and protect our proprietary rights. We have been issued four U.S. patents and seven foreign patents which are important to our current business. We can offer no assurance that the claims allowed within the patents will be sufficiently broad to protect our technology. In addition, we can offer no assurance that any patents issued to us will not be challenged, invalidated or circumvented, or that the rights granted thereunder will adequately protect the Company. There can be no assurance that the measures we have taken or may take in the future will prevent misappropriation of our technology or that others will not independently develop similar products, design around our proprietary or patented technology or duplicate our products.

Risks related to ownership of our common stock:

The exercise of our outstanding stock options could adversely affect our outstanding common stock.

Our stock option plans are an important component of our compensation program for our employees and directors. At December 31, 2004, we have 6,572,402 outstanding options to purchase shares of common stock with exercise prices ranging from $0.56 to $10.00 per share. The average weighted exercise price is $2.56. Of the total outstanding, 5,441,479 are options and warrants outstanding to employees and officers/directors. The existence of such rights to acquire common stock at fixed prices may prove a hindrance to our efforts to raise future funding through the sale of equity. The exercise of such options will dilute the percentage ownership interest of our existing stockholders and may dilute the value of their ownership. The possible future sale of shares issuable on the exercise of outstanding options could adversely affect the prevailing market price for our common stock. Furthermore, the holders of the outstanding rights may exercise them at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us. However, due to the wide range of exercise prices, the likelihood that all outstanding options and warrants get exercised all at one time is highly unlikely.

If the price of our stock goes below $1.00 for 30 consecutive trading days, our stock could be delisted from the NASDAQ Stock Market.

Our stock is currently listed on the Nasdaq Small Cap Market. The Nasdaq Stock Market’s Marketplace Rules impose a minimum stock price of $1.00 per share for the continued listing of our stock. As of the date of this report, we are in compliance with all Nasdaq Stock Market listing requirements. If our stock price were to close below $1.00 for 30 consecutive trading days in the future we could be out of compliance and our stock would be subject to delisting if we did not achieve compliance within the 180-day cure period provided in the Nasdaq Marketplace Rules. If we are delisted our stock’s liquidity would suffer, and we would likely experience reduced investor interest. Such factors may result in a decrease in our stock’s trading price. Delisting also makes it more difficult for us to issue additional shares in order to secure additional financing.

SPECIAL NOTE ABOUT FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” “predict,” “continue,” “will” and “may” and variations of these words or similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management at the time they are made based on information currently available to management. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Therefore, our actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in “Risk Factors” above and elsewhere in, or incorporated by reference into, this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

USE OF PROCEEDS

The shares of common stock offered by this prospectus will be sold by the selling stockholders, and the selling stockholders will receive all of the proceeds from the sales of such shares. We will not receive any proceeds from the sale or distribution of the common stock by the selling stockholders.

SELLING STOCKHOLDERS

In 2001, we signed consulting agreements with M.S. Farrell & Co., Inc. and GunnAllen Financial, Inc., both of which are registered broker dealers. In connection with such agreements, we agreed to issue warrants to purchase shares of our common stock to such firms and persons affiliated with such firms. Such warrants were issued in consideration of transaction-based investment banking services and not in connection with any distribution of our securities. This prospectus covers resale by the selling stockholders of up to 182,722 shares of our common stock which are issuable upon exercise of the warrants.

The following table sets forth the name of the selling stockholders, the number of shares of common stock known by us to be beneficially owned by the selling stockholders as of July 11, 2005 (based on the selling stockholders’ representations regarding his ownership) and the number of shares of common stock being registered for sale. The term “selling stockholders” includes the stockholders listed below and their transferees, assignees, pledgees, donees or other successors. We are unable to determine the exact number of shares that will actually be sold because the selling stockholders may sell all or some of the shares and because we are not aware of any agreements, arrangements or understandings with respect to the sale of any of the shares. The following table assumes that the selling stockholders will sell all of the shares being offered for their account by this prospectus. The shares offered by this prospectus may be offered from time to time by the selling stockholders. The selling stockholders are not making any representation that any shares covered by this prospectus will or will not be offered for sale. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares. The selling stockholders also may offer and sell less than the number of shares indicated.

	Shares of Common Stock Beneficially Owned Before the Offering			Shares of Common Stock Being Offered in the Offering	Shares of Common Stock Beneficially Owned After the Offering(1)
Name of Selling Stockholders	Number	Percent			Number	Percent
GunnAllen Financial, Inc. (2)	50,000		*	50,000	-0-	-0-
Edward David Ciofani (3)	50,000		*	50,000	-0-	-0-
Albert A. Auer(4)	22,000		*	20,000	2,000		*
Christopher Bowman (5)	24,000		*	24,000	-0-	-0-
Douglas Gass(5)	25,000		*	25,000	-0-	-0-
Leonard Neuhaus(5)	8,000		*	8,000	-0-	-0-
Pasquale Paolini(5)	5,000		*	5,000	-0-	-0-
Steve Nemeth(5)	722		*	722	-0-	-0-

Total	184,722	2.4%		182,722	2,000	-0-%

*	less than 1%

(1)	Assumes the sale of all shares offered in this prospectus and no other purchases or sales of our common stock by the selling stockholders.

(2)	Includes 50,000 shares issuable on exercise of common stock purchase warrants. Richard A. Frueh is the Chief Executive Officer of GunnAllen Financial, Inc. and, accordingly, is the individual who exercises sole investment and voting power over the shares held by GunnAllen Financial, Inc.

(3)	Includes 50,000 shares issuable on exercise of common stock purchase warrants to Edward David Ciofani, an individual affiliated with GunnAllen Financial, Inc. at the time of the grant of the warrants.

(4)	Includes 20,000 shares issuable on exercise of common stock purchase warrants to Albert A. Auer, an individual affiliated with M.S. Farrell & Co., Inc. at the time of the grant of the warrants.

(5)	Includes 24,000, 25,000, 8,000, 5,000 and 722 shares, respectively, issuable on exercise of common stock purchase warrants to Christopher Bowman, Douglas Gass, Leonard Neuhaus, Pasquale Paolini and Steve Nemeth, respectively, individuals affiliated with M.S. Farrell & Co., Inc. at the time of the grant of the warrants.

The selling stockholders and their officers and directors have not held any positions or office or had any other material relationship with us or any of our affiliates within the past three years except as purchasers of our shares in the ordinary course of their investment business or as a registered broker dealer or an affiliate of a broker-dealer in connection with such stock purchase transactions. We are not a party to any agreement, arrangement, or understanding regarding the sale of any of these shares, other than agreements requiring us to file and seek the effectiveness of the registration statement, of which this prospectus forms a part, for the purpose of registering such shares for resale from time to time by the selling stockholders, and to prepare and file any amendments and supplements to the registration statement relating to these shares as may be necessary to keep the registration statement effective until such time as all of the shares covered by this prospectus have been sold or until all of such shares may be sold pursuant to an exemption from registration. Messrs. Ciofani, Auer, Bowman, Gass, Neuhaus, Paolini and Nemeth have advised us they acquired the warrants in the ordinary course of business and at the time of acquisition they had no agreements or understandings, direct or indirect, with any person to distribute the securities.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees, transferees, donees and successors-in-interest may, from time to time, sell any or all of their shares on any stock exchange, market or trading facility on which our common stock is traded or in private transactions. The selling stockholders will act independently in making decisions with respect to the timing, manner and size of each sale of shares covered in this prospectus. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers, which may include long sales and short sales effected after the effective date of the registration statement;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

•	“at the market” to or through market makers or into an existing market for the shares;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers, sales effected through agents or other privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling stockholder to sell a specified number of shares at a stipulated price per share;

•	through transactions in options, swaps or other derivative securities (whether exchange-listed or otherwise);

•	a combination of any the foregoing methods of sale; or

•	any other method permitted by applicable law.

In the event that a sale is to be made pursuant to this registration statement by a pledgee or other transferee, we will provide appropriate information regarding such pledgee or transferee by a prospectus supplement or a post-effective amendment, if necessary, naming such pledgee or transferee as a selling stockholder.

Any sale or distribution of common stock by a selling stockholder must be accompanied by, or follow the delivery of, this prospectus, unless the selling stockholder elects to rely on Rule 144 or another exemption from the registration requirements in connection with a particular transaction. The selling stockholders may sell shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may sell directly to broker-dealers as principals, in routine transactions through broker-dealers that will be compensated in the form of discounts, concessions, or commissions, or in block transactions in which a broker-dealer may act as a principal or an agent. The broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares. We have not and do not intend to enter into any arrangement with any securities dealer concerning such discounts, concessions or commissions for the solicitation of offers to purchase the common stock or the sale of such stock.

The selling stockholders and any brokers, dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Any profit from the sale of the shares by the selling stockholders and any commission, discount or concession received by any underwriters, brokers, dealers or agents may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Each such Selling Stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

Under the rules and regulations of the Securities Exchange Act of 1934, as amended, any person engaged in the distribution or the resale of shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. The selling stockholder will also be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and regulations under the Securities Exchange Act of 1934, as amended, which may limit the timing of purchases and sales of our shares of common stock by the selling stockholder.

The selling stockholders will pay all commissions, transfer taxes, and other expenses associated with the sale of securities by the selling stockholder. The shares offered hereby are being registered pursuant to contractual obligations to which we are subject, and we have paid the expenses of the preparation of this prospectus.

We estimate that we will incur costs of approximately $4,348 in connection with this offering for legal, accounting, printing, and other costs related to the registration and sale of the shares of common stock. The selling stockholders will not bear any portion of the foregoing expenses, but will bear any fees incurred in connection with any sale of the common stock as described herein.

LEGALITY OF SECURITIES

The validity under the Florida Business Corporation Act of the common stock to be sold by the selling stockholders has been passed on for us by Joel Bernstein, Miami, Florida.

EXPERTS

The consolidated financial statements of American Access Technologies, Inc. as of December 31, 2004 and 2003 and for the years then ended have been incorporated by reference herein in reliance upon the report of Rachlin Cohen & Holtz LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

To the extent that Rachlin Cohen & Holtz LLP audits and reports on financial statements of American Access Technologies, Inc. issued at future dates, and consents to the use of its report thereon, such financial statements also will be incorporated by reference herein in reliance upon its report and said authority.

AVAILABLE INFORMATION

We have filed a registration statement on Form S-3 with the SEC to register the sale of the shares of common stock offered by the selling stockholders under the Securities Act of 1933, as amended. This prospectus, which is a part of the registration statement, does not contain all of the information that is in the registration statement. Statements made in this prospectus as to the content of any contract, agreement or other document are not necessarily complete. Some contracts, agreements, or other documents are filed as exhibits to the registration statement or to a document incorporated by reference in this prospectus. In those cases, investors should refer to such exhibits for more complete descriptions.

We file annual, quarterly and special reports, proxy and information statements and other information with the SEC. The public may read and copy, at prescribed rates, any materials we file with the SEC, including the registration statement and its exhibits and any documents incorporated by reference into this prospectus, at the SEC’s offices at: Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. For information on how to obtain such documents from the SEC, investors may telephone the SEC’s Public Reference Room at 1-800-SEC-0330.

The SEC Internet site at http://www.sec.gov contains materials that we file with the SEC in electronic version through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. Our Internet site, http://www.aatk.com, also contains information about our company. Information on our website is not incorporated by reference into this prospectus.

INFORMATION INCORPORATED BY REFERENCE

We are allowed by the SEC to “incorporate by reference” information filed with the SEC, which means that we can disclose important information to people by referring them to other documents that we file with the SEC. The information incorporated by reference is considered to be part of this prospectus. We have filed the following documents with the SEC pursuant to the Securities Exchange Act of 1934, as amended, and are incorporating them by reference into this prospectus:

(1) Annual Report on Form 10-KSB and Form 10-KSB/A for the year ended December 31, 2004;

(2) Quarterly reports on Form 10-QSB for the quarters ended March 31, 2005; and June 30, 2005;

(3) Current reports on Form 8-K filed January 7, 2005; January 12, 2005; March 11, 2005; March 14, 2005; April 6, 2005; and May 6, 2005; July 12, 2005; August 9, 2005 and August 11, 2005; and

(4) The description of our common stock contained in the registration statement on Form 8-A, SEC File Number 000-24575, filed July 6, 1998.

We also incorporate all documents we subsequently file with the SEC pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of this offering (except for information furnished rather than filed on Form 8-K). The information in these documents will update and supersede the information in this prospectus.

We will provide at no cost to each person to whom this prospectus is delivered, including any beneficial owner, upon written or oral request, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. Investors should direct requests to Joseph F. McGuire, American Access Technologies, Inc., 6670 Spring Lake Road, Keystone Heights, FL 32656, telephone (352) 473-6673.

You should rely only on the information contained in this prospectus or incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. If anyone provides you with any different or inconsistent information, you should not rely on it. We are not, and the selling stockholders are not, offering to sell or soliciting an offer to buy securities in any jurisdiction where the offering, solicitation or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, and prospects may have changed since that date.

AMERICAN ACCESS TECHNOLOGIES, INC.

182,722 SHARES OF COMMON STOCK

PROSPECTUS

September 29, 2005